September 4, 2009
Via Edgar
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Philip Rothenberg and Karen Garnett

Re:	HFF, Inc.
Registration Statement on Form S-3
Filed May 19, 2009
File No. 333-159345
Ladies and Gentlemen:
Reference is made to the registration statement on Form S-3 (No. 333-159345) (the “Registration Statement”) filed by HFF, Inc. (the “Company”, “we” or “us”) with the Securities and Exchange Commission (the “Commission”). The Company hereby responds to the comments raised by the staff (the “Staff”) of the Commission in the letter dated August 14, 2009 from Ms. Karen J. Garnett to Mr. John H. Pelusi, Jr. For your convenience, the comments are included in this letter and are followed by the applicable response.
General
1.	We note your response to comment 2 from our letter dated June 15, 2009. It appears that the Exchange Right became exercisable as early as January 31, 2009, which was the first exchangeability date. Thus, the offering of the Class A common shares commenced on that date and it is not appropriate to register the offering after it has commenced. We do not object, however, to registration of the resale of these shares. In addition, please provide us with an analysis of whether the offering of Class A common shares pursuant to the Exchange Right to members of HFF Holdings LLC is exempt from registration under the 1933 Act. If you conclude that no exemption is available, please revise the registration statement to disclose any material contingent liability for rescission rights that may be associated with the unregistered offering.
Response:

The Company notes the Staff’s comment and supplementally informs the Staff that the Company has today filed with the Commission Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. Amendment No. 1 registers the resale offering by members of HFF Holdings LLC, as selling stockholders, of the 20,355,000 shares of the Company’s Class A common stock. The Company is no longer seeking to register the distribution of shares of the Company’s Class A common stock by the Company, through HFF Holdings LLC, to such members of HFF Holdings LLC in connection with the exercise of the Exchange Right.
In addition, the offering and sale of Class A common shares in connection with the exercise of the Exchange Right to members of HFF Holdings LLC is a private placement of such securities, exempt from the registration requirement of Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(2) of the Securities Act. Accordingly, no disclosure in Amendment No. 1 regarding any material contingent liability for rescission rights that may be associated with the unregistered offering is necessary.
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The Company acknowledges that:
•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to contact me at 412.281.8714. Thank you for your cooperation and prompt attention to this matter.
Sincerely,
Gregory R. Conley
Chief Financial Officer

cc:	John H. Pelusi, Jr., Chief Executive Office
Nancy O. Goodson, Chief Operating Officer